FTB ADVISORS, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)
Statement of Income
Year ended December 31, 2015

Revenues:		
Brokerage commissions	$ 16,235,635	
Management advisory fees	17,661,967	
Mutual fund commissions	1,393,299	
Mutual fund distribution fees	2,874,416	
Principal transactions	2,231,417	
Annuity trail fees	5,585,396	
Other income	4,094,606	
Interest income	16,700	
Total revenues	50,093,437	
Expenses:		
Compensation and benefits	29,659,601	
Clearing expenses	4,891,515	
Telephone and postage	593,277	
Professional fees	1,005,326	
Operations services	981,830	
Travel and entertainment	390,301	
Depreciation and amortization	224,794	
Occupancy	697,884	
Other losses	520,591	
Other operating expenses	1,394,179	Rounded
Total expenses	40,359,299	
Income before income taxes	9,734,138	
Income tax expense	3,764,217	
Net income	$ 5,969,921	

See accompanying notes to financial statements.

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